Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
This filing relates to a planned merger between Brocade Communications Systems, Inc. (“Brocade”) and McDATA Corporation (“McDATA”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of August 7, 2006 (the “Merger Agreement”), by and among Brocade, Worldcup Merger Corporation and McDATA. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Brocade on August 8, 2006.
The following is the text of an article published in Computerworld.
TITLE: Q&A: Brocade’s CEO on the McData integration
Earlier this month, Brocade Communications Systems Inc. ran a full-page advertisement in The Wall Street Journal promising its customers and users of McData Corp.’s director switches that once the merger between the two companies is completed sometime in the first quarter, Brocade will continue to service both vendors’ current products for up to five years. The ad also promised a minimum of six months’ advance notice before taking any product off the market. Brocade CEO Mike Klayko and Tom Buiocchi, vice president of worldwide marketing at San Jose-based Brocade, recently spoke with Computerworld to clarify the companies’ integration road map.
Once the deal closes with McData, how long will it take to integrate the two companies?
Klayko: We’re not waiting. We’re doing some prework planning as best we can. We’ve actually put together a project office with a full-time integration team. A lot of this is around speed because you want to eliminate uncertainty and anxiety. So, the first thing we looked at is how do we do this for the customer. We went out and talked to customers — our own customers and McData customers. We said, “We don’t want to disrupt your business.” That was first and foremost. We don’t want to have any disruption. We have some direction, and it’s pretty much around the director [switch] space.
Our future converged platforms going forward are more similar than different. Until we have that converged platform on that next generation of technology, what we’re going to continue to do is support you on the Intrepid 6140, the Intrepid i10K and the SilkWorm 48000 [director-class switches].
So it’s our intent that the day we close, we’ll have a fully rationalized product line that we’re going to communicate to the marketplace and to our customer base. Each and every person in the organization will understand their role. It’s our intention to have this done at close. We’re anticipating our first fiscal quarter.
So do you go forward with McData’s director-class switch and admit that yours was inferior, lead with your director, or integrate the two?
Buiocchi: I wouldn’t put our director technology as second to anyone’s today. In looking at the road map for the two companies for the next-generation director, it was remarkably similar. They obviously know where we have some advantages, and we know where they have some advantages. The converged platform will embody the best of both company’s technologies while maintaining backward compatibility with the i10K, the 6140 and the 48000.
So you’re converging the three directors?

Buiocchi: We believe we can build a next-generation platform that embodies the best features of all of these while maintaining interoperability backward with all three of them. We’re not settling. We’re going to build the best director in the world.
Klayko: Rip and replace is a bad strategy in the director space.
Buiocchi: And just to be clear, we’re talking about the 8Gbit/sec. time frame — 2008 — for that converged platform.
Both Brocade and McData have so-called intelligent switches. McData uses the chip from Aarohi Communications, and you use technology from Packeteer and Tacit Networks. Which one do you settle on?
Buiocchi: We’re probably not going to announce the full product line until the day of close, but based on our first 100 calls to customers, it was all centered on the director. Solve the director problem, that’s the one I’m most tied to, most committed to. It’s the biggest infrastructure commitment. The other products are just coming under scrutiny now.
Are synergies between the two companies going to result in layoffs?
Klayko: Yet to be determined. There are some obvious things. I have a good finance organization, IT organization and some back-office functions that I only need one of. The other thing we’re finding as we learn more and more about the business is we have some really good people. So we’re reaching out to those people and saying obviously you have some great skills and a good account relationship. So there’s always room in our organization for great people.
CAUTIONARY STATEMENT
This article contains statements that are forward-looking in nature, including statements regarding the completion of Brocade’s proposed acquisition of McDATA, the expected benefits of the acquisition, and the financial and operational results of the acquisition. These statements are based on current expectations on the date of this article and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services. Certain of these and other risks are set forth in more detail in the section entitled “Risk Factors” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Brocade’s Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 and in McDATA’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2006. Neither Brocade nor McDATA assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.